BEMA GOLD CORPORATION

NOTICE OF RECORD DATE

NOTICE IS HEREBY GIVEN that the record date of Bema Gold Corporation will be Friday, May 6, 2005, for the purpose of determining shareholders entitled to receive notice of the Annual General and Special Meeting of the Shareholders to be held at Vancouver, British Columbia on the 23rd day of June, 2005.

ON BEHALF OF THE
Vancouver, British Columbia	BOARD OF DIRECTORS
Friday, April 15, 2005
“Clive T. Johnson”
President, Chairman and
Chief Executive Officer